October 21, 2024

Julie Streich
Chief Financial Officer
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010

        Re: Barnes Group Inc.
            Form 10-K for the Year Ended December 31, 2023
            File No. 001-04801
Dear Julie Streich:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing